Exhibit 99.7
QUEST RARE MINERALS LTD.
(FORMERLY QUEST URANIUM CORPORATION)
INTERIM FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 2010
STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS
Management has compiled the unaudited interim financial statements as at April 30, 2010 and for the three-month and six-month periods ended April 30, 2010 and 2009. The statements have not been audited or reviewed by the Corporation’s auditors or any other firm of chartered accountants.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
BALANCE SHEETS
AS AT

	April 30	October 31
	2010	2009
	(Unaudited)	(Audited)
	$	$
ASSETS

CURRENT
Cash	4,471,468	5,222,448
Marketable securities (note 4)	33,000	50,000
Accounts receivable	283,214	269,261
Prepaid expenses and deposits	471,830	115,512

	5,259,512	5,657,221

Mining properties and deferred costs	7,051,615	5,882,774

	12,311,127	11,539,995

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	401,804	275,519
Due to related corporation (note 6)	—	5,336

	401,804	280,855

SHAREHOLDERS’ EQUITY
Capital stock (note 5)	13,958,750	12,515,887
Contributed surplus (note 5)	3,134,949	1,781,208
Deficit	(5,184,376)	(3,037,955)

	11,909,323	11,259,140

	12,311,127	11,539,995

See accompanying notes to financial statements.
Approved on Behalf of the Board:
(Signed: Peter J. Cashin) Director
(Signed: Ronald Kay) Director

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended		Six-month period ended
	April 30		April 30
	2010	2009	2010	2009
	$	$	$	$
Income

Interest	1,137	1,247	6,163	2,507

	1,137	1,247	6,163	2,507

Expenses

Professional and accounting fees	67,994	16,683	108,471	31,257
Filing costs and shareholders’ information	189,862	54,806	334,842	77,952
Administrative expenses and others	38,126	24,991	114,501	45,541
Interest	6,029	32,309	6,029	32,309
Disposal and write-down of mining properties and deferred costs	162,993	25,038	162,993	27,826
Loss (gain) on adjustment of marketable securities	27,000	(14,000)	17,000	(10,000)
Stock-based compensation	1,226,610	3,349	1,404,175	168,628

	1,718,614	143,176	2,148,011	373,513

(Loss) before income taxes	(1,717,477)	(141,929)	(2,141,848)	(371,006)

Income taxes — future	—	—	—	256,000

Net (loss)	(1,717,477)	(141,929)	(2,141,848)	(115,006)

Deficit — at the beginning	(3,465,149)	(641,292)	(3,037,955)	(619,483)

Issue costs	(1,750)	(1,351)	(4,573)	(50,083)

Deficit — at the end	(5,184,376)	(784,572)	(5,184,376)	(784,572)

Net (loss) per share basic and fully diluted	(0.042)	(0.005)	(0.053)	(0.004)

Weighted average number of outstanding shares basic and fully diluted	40,816,839	27,757,000	40,454,212	27,757,000

See accompanying notes to financial statements.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three-month period ended		Six-month period ended
	April 30		April 30
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used in) operating activities
Net (loss)	(1,717,477)	(141,929)	(2,141,848)	(115,006)
Adjustments for:
Disposal and write-down of mining properties and deferred costs	162,993	25,038	162,993	27,826
Stock-based compensation	1,226,610	3,349	1,404,175	168,628
Loss (gain) on adjustment of marketable securities	27,000	(14,000)	17,000	(10,000)
Income taxes — future	—	—	—	(256,000)
Changes in non-cash working capital components
Accounts receivable	(53,659)	158,880	(13,953)	311,923
Due from related party	—	861	—	1,597
Prepaid expenses and deposits	(365,277)	(28,113)	(356,318)	(15,575)
Accounts payable and accrued liabilities	258,558	2,087	126,285	(83,356)
Due to related corporation	(9,836)	38,924	(5,336)	46,312

Cash flows from (used in) operating activities	(471,088)	45,097	(807,002)	76,349

Cash flows from (used in) financing activities
Issuance of shares	848,355	—	1,164,609	—
Issuance of flow-through shares	—	—	—	800,000
Issue costs	(1,750)	(1,351)	(4,573)	(50,083)

Cash flows from (used in) financing activities	846,605	(1,351)	1,160,036	749,917

Cash flows (used in) investing activities
Mining properties acquisition expenditures	(76,704)	(23,928)	(117,608)	(27,469)
Mining properties exploration expenditures	(566,742)	(149,035)	(986,406)	(370,055)

Cash flows (used in) investing activities	(643,446)	(172,963)	(1,104,014)	(397,524)

(Decrease) Increase in cash and cash equivalents	(267,929)	(129,217)	(750,980)	428,742

Cash and cash equivalents — at the beginning	4,739,397	634,434	5,222,448	76,475

Cash and cash equivalents — at the end	4,471,468	505,217	4,471,468	505,217

Cash and cash equivalents consist of:

Cash	4,471,468	46,174	4,471,468	46,174
Cash held for exploration work	—	459,043	—	459,043

	4,471,468	505,217	4,471,468	505,217

ADDITIONAL INFORMATION
Interest received	1,137	1,247	6,163	2,507
Interest paid	6,029	32,309	6,029	32,309
Income taxes paid	Nil	Nil	Nil	Nil
See accompanying notes to financial statements.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
1. NATURE OF OPERATIONS AND GOING CONCERN
The Corporation was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (Freewest) with the intention of taking over the uranium exploration activities previously carried on by Freewest.
On December 7, 2007, Freewest transferred its 100% owned uranium properties to the Corporation for 8,000,000 common shares of the Corporation, at a price of $0.30 per share for a total value of $2,400,000. The uranium properties include: (i) the George River property, in respect of which a technical report had been prepared in conformity with National Instrument 43-101, “Standards of Disclosure of Mineral Projects”; and (ii) five uranium properties in Ontario and one, uranium property in New Brunswick. The properties transferred by Freewest to the Corporation comprised Freewest’s portfolio of uranium exploration properties. Freewest retains rights to certain precious metals and base metals with respect to certain properties transferred.
On December 11, 2007 Freewest distributed an aggregate amount of 6,256,979 common shares of the Corporation held by Freewest. Each Freewest shareholder of record at the close of business on December 10, 2007 received one common share of the Corporation for every 25 common shares of Freewest held. After the distribution, Freewest held approximately 17.8% of the Corporation’s issued and outstanding shares. As at October 31, 2009, Freewest held approximately 9.2% of the Corporation’s shares (17.5% as at October 31, 2008), and therefore no longer controlled the Corporation.
The Corporation, directly and through joint ventures, is presently engaged in the business of exploration and development of its mining properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.
The recoverability of amounts shown for mining properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation’s interest in the underlying mining claims, the ability of the Corporation to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition of the properties.
To date, the Corporation has not earned significant revenues and is considered to be in the exploration stage. The Corporation has an accumulated deficit of $5,184,376 as at April 30, 2010.
2. BASIS OF PRESENTATION
These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as described in note 2 “Significant Accounting Policies” of the Corporation’s most recent annual audited financial statements dated October 31, 2009. These interim unaudited financial statements should be read in conjunction with those annual audited financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.
The accompanying interim unaudited financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
These interim unaudited financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material. Operating results for the three-month and six-month periods ended April 30, 2010 and 2009 are not necessarily indicative of the results that may be expected for the year ending October 31, 2010.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
3. USE OF ESTIMATES
The preparation of the unaudited interim financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the unaudited interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.
4. MARKETABLE SECURITIES
In accordance with Section 3855 of the CICA handbook, marketable securities held for trading are carried at fair market value. Fair market value at April 30, 2010 was $33,000 (April 30, 2009 - $4,000). The change in fair value for the six-month period ended April 30, 2010 of $17,000 (($10,000) — April 30, 2009) was recorded as a “Loss (gain) on adjustment of value of marketable securities”.
5. CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following: Authorized:

An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	2,523,588	1,442,863

Balance at end, April 30, 2010 (unaudited)	42,461,907	13,958,750

b)	Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	3,466,668	0.36

Granted	590,000	2.57
Exercised	(118,188)	0.24

Balance at end, April 30, 2010 (unaudited)	3,938,480	0.70

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration - Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.
The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.
The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $Nil was recorded as administration expenses and $186 was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $2,130 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $730 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $182 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $26,697 was recorded as administration expenses and $8,342 was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
     Accounting for the stock-based compensation plan (cont’d)
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $151,979 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $111,442 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 380,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.262
The expenses related to the 380,000 stock options granted at $2.56 per option to directors and officers on March 15, 2010 were $858,891 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs”. For the six-month period ended April 30, 2010, the fair value of $858,891 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
5.   CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 210,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.250
The expenses related to the 210,000 stock options granted at $2.56 per option to employees and consultants on March 17, 2010 were $252,935 classified under the “Administration — Expenses” and $219.211 classified under “Mining properties and deferred costs”. For the six-month period ended April 30, 2010, the fair value of $252,935 was recorded as administration expenses and $219,211 was recorded as mining properties and deferred costs.
c)	Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	5,065,251	1.30

Exercised	2,405,400	0.47

Balance at end, April 30, 2010 (unaudited)	2,659,851	2.47

The fair value of the 250.050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
c)	Warrants (cont’d)
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62
6. RELATED PARTY TRANSACTIONS
All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i) The Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and for financial consulting services. For the six-month period ended April 30, 2010, the total amount of such services was $87,550 (2009 — $79,050).
(ii) For the six-month period ended April 30, 2010, the Corporation incurred fees of $74,192 (2009 — $27,005) to a law firm in which a director of the Corporation is a partner.
(iii) The related corporation charged an aggregate amount of $4,500 (2009 — $46,312) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.
(iv) Due to related corporation represents the net amount of charges for shared office and related expenses, as well as exploration expenditures between Quest and Freewest Resources Canada Inc.
(v) Amounts due to related party are non-interest bearing with no specific terms of repayment.
Certain directors and shareholders of the Corporation are also directors, officers and shareholders of the related corporation.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
April 30, 2010
(UNAUDITED)
7. COMPARATIVE FIGURES
Certain items in the comparative unaudited interim financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 unaudited interim financial statements.